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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PUBLIC

SEC FILE NUMBER
8-41389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beech Hill Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Third Avenue, 16th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Iannuzzi (212) 350-7214
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wagner & Zwerman LLP
(Name – *if individual, state last, first, middle name*)

201 Old Country Road, Ste 202	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Paul Cantor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beech Hill Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA FIORINI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FI6285480
Qualified In Suffolk County
My Commission Expires July 08, 2021

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEECH HILL SECURITES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

BEECH HILL SECURITIES, INC.
TABLE OF CONTENTS

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA
John Antinore, CPA

201 Old Country Rd., Ste. 202
Melville, NY 11747
Phone: 631-777-1000 Fax: 631-777-1008
E-mail: staff@wzcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Beech Hill Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Beech Hill Securities, Inc. as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Beech Hill Securities, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Beech Hill Securities, Inc.'s management. Our responsibility is to express an opinion on Beech Hill Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Beech Hill Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
We have served as Beech Hill Securities, Inc.'s auditor since 2013.
Melville, NY
February 26, 2019

BEECH HILL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

Cash and cash equivalents		$ 317,128
Receivables from clearing organization		650,989
Securities owned, at fair value		689,431
Accounts receivable		336,386
Deposit with clearing broker		100,000
Prepaid expenses		148,024
Security deposits and other assets		50,000
Furniture and office equipment	$ 1,236,149	
Leasehold improvements	124,342	
	1,360,491	
Less accumulated depreciation	(1,290,908)	
Total property and equipment		69,583
Total assets		$ 2,361,541

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 656,938
Commissions payable	104,590
Total liabilities before subordinated loans	761,528
Subordinated loans	500,000
Total liabilities	1,261,528
Commitments and contingencies (Note 11)	
Stockholders' equity	
Common stock - no par value; 200 shares authorized, 200 shares issued and 200 shares outstanding	639,022
Retained earnings	460,991
Total stockholders' equity	1,100,013
Total liabilities and stockholders' equity	$ 2,361,541

The accompanying notes are an integral part of these financial statements.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1: ORGANIZATION AND BUSINESS

Beech Hill Securities, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company clears all of its customer transactions through a correspondent broker on a fully disclosed basis. The Company's main office is located in New York, New York.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly-liquid financial instruments with maturities of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts
The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. As of December 31, 2018 there was no allowance for doubtful accounts as management believes that all receivables are fully realizable. It is reasonably possible that the Company's estimate of the provision for allowance for doubtful accounts will change.

Securities Owned
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value.

Furniture, Equipment and Leasehold Improvements
Furniture, fixtures, office equipment and leasehold improvements are recorded at cost. Depreciation and amortization are provided on both the straight-line and accelerated methods over the shorter of the estimated useful lives of the respective assets or the lease term. Maintenance and repairs are charged to expenses as incurred while major renewals and betterments are capitalized.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Equipment and Leasehold Improvements (Continued)
When items of property and equipment are sold or retired, the cost and related accumulated depreciation and amortization are removed from the accounts and a gain or loss (if any) is included in earnings in the period of disposal.

Revenue Recognition
Securities transactions and commission revenue and expenses are recorded on a trade date basis. Fee income and related expenses are recognized when earned and incurred, respectively, arising from financial advisory services provided by the Company to its clients. Trading gains (losses) are determined using the identified cost method. Rebate income consists of revenue received from the clearing broker and is recognized as earned. Dividend income and expense are recognized on the ex-date and interest income and expense are recorded on the accrual basis. Sublease income is recognized on a monthly basis when earned.

Income Taxes
The Company elected to be treated as an S corporation pursuant to Section 1362 of the Internal Revenue Code. As a result of this election, the Company's net income or loss is reportable on the individual tax returns of its stockholders. A similar election was made for New York State tax purposes. The Company is subject to New York City corporate income taxes and the New York State corporate minimum tax.

Income and losses for tax purposes may differ from the financial statement amounts. Stockholders' equity reflected in the accompanying financial statements does not necessarily represent the stockholders' tax bases of their respective interests.

Accounting principles generally accepted in the United States of America requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if it has taken an uncertain position that more likely than not would not be sustained upon examination based on its technical merits. Management has analyzed the tax positions taken by the Company and has determined that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements.

The Company is subject to routine audits by taking jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes that the Company's federal, New York State, and New York City income tax returns prior to 2015 are no longer subject to examination, based on the normal statutory periods subject to audit, notwithstanding any events or circumstances that may exist, which could expand the open period.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)
The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2018.

Subsequent Events
The Company has evaluated subsequent events through February 26, 2019, the date the financial statements were available to be issued.

NOTE 3: RECEIVABLES FROM CLEARING ORGANIZATION

Receivables from clearing organization at December 31, 2018 consists of $650,989 of net proceeds received from trading activities and commissions.

NOTE 4: FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The following table shows the balances of major classes of furniture, equipment and leasehold improvements, their estimated useful lives, and the accumulated depreciation and amortization for each class at December 31, 2018:

Equipment and Software	3 to 5 years	$ 850,500
Furniture	5 years	385,649
Leasehold improvements	Shorter of lease term and estimated useful life	124,342
		1,360,491
Less – Accumulated depreciation and amortization		(1,290,908)
		$ 69,583

NOTE 5: SUBORDINATED BORROWINGS

The Company has borrowings of $500,000 subject to subordination agreements, which are more fully described as follows:

Description	Effective	Maturity	Rate	Balance Due
Note payable to stockholder	January 1, 2014	December 31, 2019 *(Executed annual auto renewal)*	3%	$ 100,000

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 5: SUBORDINATED BORROWINGS (Continued)

Description	Effective	Maturity	Rate	Balance Due
Note payable to non stockholder	March 7, 2014	March 16, 2019 *(Executed annual auto renewal)*	3%	100,000
Note payable to non stockholder	October 24, 2012	December 31, 2019 *(Executed annual auto renewal)*	3%	100,000
Note payable to non stockholder	December 31, 2016	December 31, 2019 *(Executed annual auto renewal)*	3%	100,000
Note payable to non stockholder	September 14, 2018	September 14, 2019	3%	100,000
				$ 500,000

The above noted subordinated loans were all auto renewed for an additional year expiring December 31, 2019, and unless elected to cancel, will be auto renewed for a subsequent year.

The subordinated borrowings were included in the computation of net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

NOTE 6: FAIR VALUE MEASUREMENTS

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 6: FAIR VALUE MEASUREMENTS (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in markets that are not active
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort indicating that market participants would use different assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following table presents the Company's assets and liabilities measured at fair value as of December 31, 2018:

Securities Owned:	Level 1	Level 2	Level 3	Total
Unit Investment Trust	$ 100,026	$ 0	$ 0	$ 100,026
Municipal Securities	0	589,405	0	589,405
Total assets	$ 100,026	$ 589,405	$ 0	$ 689,431

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 6: FAIR VALUE MEASUREMENTS (Continued)

The Company holds positions in Unit Investment Trust accounts at December 31, 2018. The positions are valued at fair market value. The holdings are restricted as to use by the Company, and as such has been excluded from the Company's cash and cash equivalents but has been included in "securities owned, at fair value."

Municipal securities are normally valued using a model that incorporates market observable data, such as reported sales of similar securities, broker quotes, yields, bids, offers and reference data. Certain securities are valued principally using dealer quotations. Due to the reliance on some unobservable inputs, the Company has classified its municipal securities as Level 2 on the hierarchy. The Company has included $589,405 of municipal securities within its securities owned account.

NOTE 7: LEASES

The Company occupies office space under a lease, which was scheduled to expire on February 28, 2014, which has been subsequently extended through February 29, 2024. Under the terms of the lease, the base rent is subject to escalations for increases in real estate taxes and operating costs. Certain principals of the Company have guaranteed payments required under the lease obligation. Pursuant to this lease, the Company maintains a rent security deposit in the amount of $30,000, which is reflected in the other assets in the statement of financial condition.

The Company also subleases a portion of its facilities to other parties. Two of those leases are long-term and require fixed monthly rental payments through December 31, 2019 while the remaining leases are extended through 2021.

Future minimum commitments under the above long-term leases, including sub-lease income, are as follows as of December 31, 2018:

For the years ended December 31:	Minimum lease commitments	Sublease income
2019	$ 364,905	$ 147,000
2020	370,250	120,000
2021	370,250	120,000
2022	370,250	120,000
2023	370,250	120,000
	$ 1,845,905	$ 627,000

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 8: 401(K) PLAN

The Company maintains a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code. Employees who have completed six months of service and have attained 21 years of age are eligible to participate. Participants may contribute up to 15% of their salaries. The plan provides for discretionary employer matching contributions.

NOTE 9: RISKS AND UNCERTAINTIES

Substantially all of the Company's cash and securities positions are held by a custodian broker. The Company has not sustained losses on its cash positions held with its custodian broker and believes its risk is further mitigated by the fact that the broker is highly capitalized and is also a member of major security exchanges.

Although the Company clears its customer transactions through another broker/dealer, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is involved, from time to time, in proceedings with and investigations by, governmental agencies and self-regulatory organizations.

NOTE 10: COMMITMENTS AND CONTINGENCIES

From time to time, Beech Hill Securities, Inc. becomes involved in various claims, suits, investigations, and legal proceedings that arise in the ordinary course of its business. As required by FASB ASC 450, *Accounting for Contingencies*, the Company accrues a liability when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss.

NOTE 11: WARRANTS

From time to time, the Company is party to investment banking transactions where the Company may receive warrants of issuing parties as part of its compensation. However, the Company also assigns these warrants to third parties and, accordingly, any value ascribed to the warrants is offset by a liability due to the third party. No assets or liabilities are reflected in the financial statements for these warrants as the value of warrants held by the Company are immaterial.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 12: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company has net capital of $1,123,884, which is $873,884 in excess of its required net capital of $250,000. The Company's net capital ratio is 0.68 to 1.

NOTE 13: ACQUISITION

The Company took over the operations and client list of a broker dealer, Abramson Financial, on December 1, 2015. No net assets were acquired in the acquisition and nominal consideration was paid to the owner of this entity. The entity continued to operate as a stand-alone entity separate from Beech Hill Securities, Inc. until the final closing date, which concluded in the fourth quarter of 2018. This transaction did not have a material impact on the financial position or results of operations.